CUSIP No. 976524108	Page 1 of 7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WIRELESS TELECOM GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

976524108
(CUSIP Number)

Paul Genova
Wireless Telecom Group, Inc.
25 Eastmans Road
Parsippany, New Jersey 07054
(973) 386-9696
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

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SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Paul Genova
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,077,144 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,035,144 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON* IN

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Item 1.	Security and Issuer

This Schedule 13D (this “Statement”) relates to shares of common stock, $0.01 par value per share, of Wireless Telecom Group, Inc., a New Jersey corporation (the “Issuer”). The principal executive offices of the Issuer are located at 25 Eastmans Road, Parsippany, New Jersey 07054.

Item 2.	Identity and Background

(a)          This Statement is filed by Paul Genova (the “Reporting Person”).

(b)          Mr. Genova’s business address is Wireless Telecom Group, Inc., 25 Eastmans Road, Parsippany, New Jersey 07054.

(c)          The Reporting Person has served as the Chief Executive Officer and a member of the board of directors of the Issuer since November 2009. The Issuer designs and manufactures radio frequency and microwave-based products for the wireless and advanced communications industries. The address of the principal place of business of the Issuer is set forth in Item 1 above.

(d)          The Reporting Person has not, during the last five years (or the five year period ended April 9, 2014), been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          The Reporting Person has not, during the last five years (or the five year period ended April 9, 2014), been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On April 9, 2014, the Reporting Person’s beneficial ownership consisted of 115,144 shares of common stock, 42,000 shares of restricted common stock and 920,000 shares of common stock underlying outstanding stock options that had vested as of such date (or were exercisable within 60 days of such date). In addition, the Reporting Person was the holder of an additional stock option to acquire 400,000 shares of common stock, which was not vested on April 9, 2014 (and is not vested as of June 14, 2016).

On April 18, 2016 (the date the Reporting Person ceased to be a beneficial owner of five percent or more of the Issuer’s common stock) and June 14, 2016 (the date of filing of this Statement), the Reporting Person’s beneficial ownership consisted of 115,144 shares of common stock, 42,000 shares of restricted common stock and 720,000 shares of common stock underlying outstanding stock options that had vested as of such date (or were exercisable within 60 days of such date). Between April 9, 2014 and April 18, 2016, options to acquire an aggregate of 200,000 shares of common stock expired, unexercised. See below for details. In addition, on April 18, 2016 (and June 14, 2016), the Reporting Person was the holder of an additional stock option to acquire 400,000 shares of common stock, which was not vested.

On May 21, 2004, the Reporting Person acquired 30,000 of the securities described on the cover page of this Statement pursuant to the grant of an option (the “May 2004 Option”) to purchase an aggregate of 30,000 shares of common stock at an exercise price of $2.99 per share. The May 2004 Option vested in five equal annual installments over a period of five years. The May 2004 Option was granted pursuant to the terms of the Wireless Telecom Group, Inc. Amended and Restated 2000 Stock Option Plan, as amended (the “2000 Plan”). The May 2004 Option expired, unexercised, on May 21, 2014.

On October 22, 2004, the Reporting Person acquired 50,000 of the securities described on the cover page of this Statement pursuant to the grant of an option (the “October 2004 Option”) to purchase an aggregate of 50,000 shares of common stock at an exercise price of $2.75 per share. The October 2004 Option vested in five equal annual installments over a period of five years. The October 2004 Option was granted pursuant to the terms of the 2000 Plan. The October 2004 Option expired, unexercised, on October 22, 2014.

On April 18, 2006, the Reporting Person acquired 120,000 of the securities described on the cover page of this Statement pursuant to the grant of an option (the “2006 Option”) to purchase an aggregate of 120,000 shares of common stock at an exercise price of $2.72 per share. The 2006 Option vested annually in three equal installments over a period of three years until fully vested on April 18, 2009. The 2006 Option was granted pursuant to the terms of the 2000 Plan. The 2006 Option expired, unexercised, on April 18, 2016.

On June 4, 2007, the Reporting Person purchased 5,000 shares of common stock in the open market at a price of $2.79 per share.

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On April 11, 2008, the Reporting Person acquired 220,000 of the securities described on the cover page of this Statement pursuant to the grant of an option (the “2008 Option”) to purchase an aggregate of 220,000 shares of common stock at an exercise price of $1.42 per share. The 2008 Option vested upon the Board of Directors’ determination on March 25, 2014 that certain performance milestones had been achieved. The 2006 Option was granted pursuant to the terms of the 2000 Plan. The 2008 Option will expire on April 11, 2018.

On November 24, 2009, the Reporting Person acquired 500,000 of the securities described on the cover page of this Statement pursuant to the grant of an option (the “2009 Option”) to purchase an aggregate of 500,000 shares of common stock at an exercise price of $0.7749 per share. The 2009 Option vested upon the Board of Directors’ determination on March 25, 2014 that certain performance milestones had been achieved. The 2008 Option was granted pursuant to the terms of the 2000 Plan. The 2009 Option will expire on November 24, 2019.

On December 4, 2009, the Reporting Person purchased 20,000 shares of common stock in the open market at a price of $0.7564 per share.

On December 27, 2010, the Reporting Person purchased 16,032 shares of common stock in the open market at a price of $0.745 per share.

On December 28, 2010, the Reporting Person purchased 33,968 shares of common stock in the open market at a price of $0.819 per share.

On June 13, 2012, the Reporting Person was granted 76,957 shares of restricted Common Stock, of which 50,000 shares vested immediately and 26,957 shares vested on March 20, 2013. On June 28, 2012, the Company repurchased from the Reporting Person 23,334 shares of common stock at a price of $1.15 per share to settle the tax liability associated with the immediately vested shares. On May 25, 2013, the Company repurchased from the Reporting Person 13,479 shares of common stock at a price of $1.49 per share to settle the tax liability associated with the remaining shares. The remaining 40,144 shares (the “2012 Restricted Shares”) are included in the securities described on the cover page of this Statement.

On August 19, 2013, the Reporting Person acquired 42,000 of the securities described on the cover page of this Statement pursuant to the grant of 42,000 restricted shares of common stock (the “2013 Restricted Shares”). Whether the 2013 Restricted Shares will vest depends upon the Issuer’s achievement of certain performance milestones or the occurrence of a change of control event. The 2013 Restricted Shares were granted pursuant to the terms of the Issuer’s 2012 Incentive Compensation Plan (the “2012 Plan”). The Reporting has voting power, but not dispositive power, with respect to the 2013 Restricted Shares.

On August 19, 2013, the Reporting Person of was granted an option (the “2013 Option”) to purchase an aggregate of 400,000 shares of common stock at an exercise price of $1.77 per share. Whether the 400,000 shares of common stock covered by the 2013 Option will vest depends upon the Issuer’s achievement of certain performance milestones or the occurrence of a change of control event. The 400,000 shares of common stock underlying the 2013 Option are not included in the securities described on the cover page of this Statement, as the 2013 Option has not vested. The 2013 Option was granted pursuant to the terms of the 2012 Plan. The 2013 Option will expire on August 19, 2023.

All of the shares of restricted stock and stock options to which this Statement relates were issued to the Reporting Person as compensation for his services as an executive officer of the Issuer. Aside from these services, no other consideration was paid in exchange for such securities. The source of funds used in making purchases of common stock in the open market has been Mr. Genova’s personal funds.

This Statement is being filed to report the Reporting Person’s acquisition of beneficial ownership of the shares of common stock of the Issuer pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is incorporated by reference into this Item. The purpose of all the transactions listed in Item 3 that relate to the grant of restricted stock and stock options was to compensate the Reporting Person for services rendered to the Issuer. The Reporting Person acquired the additional shares of common stock reported herein solely for investment purposes and not with a view of distribution under the Securities Act. However, the Reporting Persons is the Chief Executive Officer and a member of the Board of Directors of the Issuer. As such, the Reporting Person intends to participate in and actively influence the affairs of the

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Issuer. The Reporting Persons may acquire additional common stock of the Issuer through compensatory grants by the Issuer or through public or private purchases. The Reporting Persons may dispose of a portion of his interest in the Issuer through public or private sales, transfers to trusts with which the Reporting Persons may or may not serve as a trustee, or by gift or donation to family members, charitable organizations or third parties. In the ordinary course of his duties as the Chief Executive Officer and as a director of the Issuer, the Reporting Person has and expects in the future to discuss and to make decisions regarding plans or proposals with respect to the matters specified in clauses (a) through (j) of Item 4 of this Schedule 13D with the Issuer.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 3 above is incorporated by reference into this Item.

(a)-(b)    On April 9, 2014, the Reporting Person beneficially owned 1,077,144 shares of Common Stock. The Reporting Person had the sole voting power with respect to all 1,077,144 shares of common stock and sole dispositive power with respect to 1,035,144 shares of common stock. Based upon a total of 19,218,121 outstanding shares of common stock, the Reporting Person beneficially owned 5.3% of the outstanding shares of common stock on April 9, 2014. The outstanding share number on April 9, 2014, for purposes of such beneficial ownership calculation, reflects 24,033,231 shares outstanding as of March 19, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2013, filed with the U.S. Securities and Exchange Commission on March 31, 2014, less 4,815,110 shares redeemed by the Issuer from a prior shareholder, as reported in the Issuer’s Current Report on Form 8-K, dated April 9, 2014, and filed with the U.S. Securities and Exchange Commission on April 11, 2014.

On April 18, 2016 (and June 14, 2016), the Reporting Person beneficially owned 877,144 shares of Common Stock. Based upon a total of 18,593,013 outstanding shares of common stock, as reported on the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 29, 2016 and its Proxy Statement pertaining to its 2016 annual meeting of shareholders (with respect to April 25, 2016, the record date for such shareholder meeting), filed with the U.S. Securities and Exchange Commission on April 28, 2016, the Reporting Person beneficially owned 4.5% of the outstanding shares of common stock on April 18, 2016. The Reporting Person had the sole voting power with respect to all 877,144 shares of common stock and sole dispositive power with respect to 835,144 shares of common stock.

(c)          The Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Schedule 13D.

(d)          Not applicable.

(e)          The Reporting Person ceased to be the beneficial owner of five percent or more of the common stock on April 18, 2016, as a result of the expiration of the 2006 Option, unexercised.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The May 2004 Option, October 2004 Option, 2006 Option, 2008 Option, 2009 Option, 2013 Option, 2012 Restricted Shares and 2013 Restricted Shares were granted to the Reporting Person in connection with his employment as an executive officer of the Issuer. Each option and the restricted shares were granted pursuant to either the 2000 Plan or the 2012 Plan, as applicable (as set forth above), and the related stock option grant agreement or restricted stock grant agreement.

Except as set forth above, there are no contracts, arrangements, understandings or relationships between Mr. Genova and any other person with respect to the securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

Exhibit	Description

10.1	Amendment to Registrant’s Incentive Stock Option Plan and related agreement (filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 1995 and incorporated by reference herein).

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10.2	Wireless Telecom Group, Inc. 2000 Stock Option Plan (filed as Annex B to the Definitive Proxy Statement of the Issuer filed on July 17, 2000 and incorporated by reference herein).

10.3	2012 Incentive Compensation Plan of Wireless Telecom Group, Inc. (filed as Annex A to the Definitive Proxy Statement of the Issuer filed on April 30, 2012 and incorporated by reference herein).

10.4	Form of Restricted Stock Award Agreement under 2012 Incentive Compensation Plan (included as Exhibit 10.11 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012, which was filed on April 1, 2013, and incorporated by reference herein.

10.5	Form of Stock Option Agreement under the Company’s 2012 Incentive Compensation Plan (included as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed on November 14, 2013, and incorporated by reference herein).

10.6	Amended and Restated 2012 Incentive Compensation Plan of Wireless Telecom Group, Inc. (filed as Appendix A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 30, 2014, and incorporated by reference herein).

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SIGNATURE

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 14, 2016

/s/ Paul Genova
Paul Genova